UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Serena Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817492101

(CUSIP Number)

Douglas D. Troxel SERENA Software, Inc. 2755 Campus Drive, 3rd Floor San Mateo, California, 94403 (650) 522-6600	with copies to: Stewart L. McDowell Gibson, Dunn & Crutcher LLP One Montgomery Street, 31st Floor San Francisco, CA 94104 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817492101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas D. Troxel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,747,787(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,747,787(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,747,787(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5%(1)(2)

14.	Type of Reporting Person (See Instructions) IN

 (1)  Includes 10,178,125 shares held by the Douglas D. Troxel Living Trust, 974,600 shares held by Troxel Investments, L.P., 125,000 shares held by Troxel Investments, LLC, 430,000 shares held by Change Happens Foundation, 38,062 shares held in Wells Fargo Exchange Fund, and 2,000 shares held by Kenneth D. Troxel Trust.

(2) See Item 5 below

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock of SERENA Software, Inc., a Delaware corporation (“Serena” or the “Issuer”), the principal executive offices of which are located at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538.

Item 2.	Identity and Background
(a)	Douglas D. Troxel
(b)	3755 Campus Drive, 3rd Floor San Mateo, CA 94403-2538
(c)	Chief Executive Officer SERENA Software, Inc. 3755 Campus Drive, 3rd Floor San Mateo, CA 94403-2538
(d)-(e)	None
(f)	United States.

Information related to the following entities is provided based on the transactions discussed in Items 4, 5, and 6 below:

The Douglas D. Troxel Living Trust (the “DT Trust”) is a trust organized under the laws of California with Mr. Troxel serving as trustee of the DT Trust.

The information related to the following parties has been provided by Silver Lake Partners.

Silver Lake Partners II, L.P. (“SLP II”) is a Delaware limited partnership whose principal business is investing in securities.  Silver Lake Technology Investors II, L.L.C. (“SLTI II”) is a Delaware limited liability company whose principal business is investing in securities.  The principal office of each of SLP II and SLTI II is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Silver Lake Technology Associates II, L.L.C. (“SLTA II”) is the general partner of SLP II.   Silver Lake Technology Management, L.L.C. (“SLTM”) is the managing member of Silver Lake Management Company, L.L.C. (“SLMC”), which is the manager of SLTI II.

SLTA II is a Delaware limited liability company whose principal business is serving as the sole general partner of SLP II and certain of its related investment vehicles.  SLMC is a Delaware limited liability company whose principal business is serving as the investment adviser to SLP II and certain of its related investment vehicles.  SLTM is a Delaware limited liability company whose principal business is serving as the investment adviser to certain affiliates of SLP II.  The principal office of each of SLTA II, SLTM and SLMC is 2725 Sand Hill Road, Suite 150, Menlo Park, California  94025.

The managing members of SLTA II and SLTM are Alan K. Austin, James A. Davidson, Glenn H. Hutchins, John R. Joyce and David J. Roux (collectively, the “Managing Members”).  Each of the Managing Members is a United States citizen.  The present principal occupation of each of the Managing Members is serving as a managing member of SLTA II, SLTM, SLMC and affiliated entities.  The principal office of each of the Managing Members is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Merger Sub is a Delaware corporation newly formed by SLP II.  The principal business of Merger Sub is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 4 below).  The sole director of Merger Sub is David J. Roux.  The President of Merger Sub is Hollie Moore, who is a United States citizen and whose principal occupation or employment is as a Director of Silver Lake Partners.  The Vice President, Treasurer and Assistant Secretary of Merger Sub is Todd Morgenfeld, who is a United States citizen and whose principal occupation or employment is as a Principal of Silver Lake Partners.  The Vice President, Secretary and Assistant Treasurer of Merger Sub is Alan K. Austin.  The principal business office address of Messrs. Roux, Austin and Morgenfeld, Ms. Moore and Merger Sub is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 5 and 6 is hereby incorporated herein by reference.

The securities covered by this Schedule 13D were originally acquired by Mr. Troxel for investment purposes, and Mr. Troxel is currently filing this Section 13D in connection with the agreements described below that Mr. Troxel has entered into in connection with the Merger (as defined below) of Serena.

Pursuant to an Agreement and Plan of Merger, dated as of November 11, 2005 (the “Merger Agreement”), between Serena and Spyglass Merger Corp. (“Merger Sub”), and subject to the conditions set forth therein (including, among other things, adoption of the Merger Agreement by the stockholders of Serena, consummation of the debt financing and receipt of applicable regulatory approvals), Merger Sub will merge with and into Serena (such events constituting the “Merger”).  By virtue of the Merger, each of the outstanding shares of Common Stock, except for any shares of Common Stock held by Merger Sub (which will be cancelled and cease to exist at the effective time of the Merger with no payment made or consideration delivered in respect thereof) and except for any shares held by Serena or any of its subsidiaries (which will remain outstanding), will be converted into the right to receive $24 in cash (the “Merger Consideration”).  At the effective time of the Merger the separate corporate existence of Merger Sub shall cease and Serena shall continue its existence as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”).

In connection with the Merger Agreement, Mr. Troxel has entered into a Contribution and Voting Agreement, dated as of November 11, 2005 (the “Contribution and Voting Agreement”), with SLP II, SLTI II, Merger Sub and the DT Trust.  Pursuant to the Contribution and Voting Agreement, the DT Trust has agreed to contribute 7,518,483 shares of Common Stock (the “Contributed Common Stock”) it beneficially owns to Merger Sub immediately prior to the closing of the Merger in exchange for 30,825,780 shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”).  Such shares of Common Stock contributed by the DT Trust will be cancelled and cease to exist at the effective time of the Merger and no payment shall be made or consideration delivered in respect thereof.  In addition, concurrent with such contributions of Common Stock to Merger Sub by the DT Trust, SLP II and SLTI II have agreed to contribute to Merger Sub $348,027,372 and $972,628, respectively, of cash, subject to certain adjustments set forth in the Contribution and Voting Agreement (such amounts as adjusted, the “Contributed Amounts”), in exchange for a number of shares of Merger Sub Common Stock equal to, in each case, the quotient of such cash contribution amount divided by $5.

Prior to the effective time of the Merger, pursuant to the Contribution and Voting Agreement, Merger Sub will issue Merger Sub Common Stock to the DT Trust in exchange for the contribution by the DT Trust of the Contributed Common Stock and will issue Merger Sub Common Stock to SLP II and SLTI II in exchange for the contribution by SLP II and SLTI II of the Contributed Amounts.  Also pursuant to the Contribution and Voting Agreement, Merger Sub will issue to SLP II one share of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of Merger Sub.  Each share of Merger Sub Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.  Each share of Series A Preferred Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of Series A Preferred Stock of the Surviving Corporation.

Pursuant to the Contribution and Voting Agreement, each of Mr. Troxel and the DT Trust have agreed to vote all of the shares of Common Stock beneficially owned or held of record by him or it or to which he or it has, directly or indirectly, the right to vote or direct the voting (the “Subject Shares”) in favor of the Merger and any other matter required to effect the transactions contemplated by the Stockholders Agreement, Merger Agreement and the Debt Commitment Letter (the “Transactions”), and has granted SLP II an irrevocable proxy to vote all the Subject Shares in favor of the Transactions and any other matter required to effect the Transactions at any meeting of stockholders of Serena called to consider such matters.  Mr. Troxel and the DT Trust may vote their shares of Common Stock on all other matters submitted to the stockholders of Serena for their approval.  The Contribution and Voting Agreement automatically terminates if at any time before the closing of the contributions contemplated by the Contribution and Voting Agreement, the Merger Agreement shall have been terminated in accordance with its terms.

The Merger Agreement provides that Merger Sub’s directors at the effective time of the Merger will be Serena’s Directors at the effective time of the Merger and officers of Serena immediately prior to the effective time of the Merger will be the officers of Serena at the Effective Time.  Pursuant to the Merger Agreement, Serena will use its commercially reasonable efforts to obtain and deliver to Merger Sub at the closing of the Merger evidence reasonably satisfactory to Merger Sub of the resignation, effective at the effective time of the Merger, of all the members of the Board of Directors of Serena, except for those individuals designated in writing by Merger Sub at least 10 business days before the closing of the Merger.  Pursuant to the Stockholders Agreement, a form of which is an exhibit to the Contribution and Voting Agreement and which will be entered into by Merger Sub, SLP II, SLTI II, the DT Trust, Mr. Troxel and other parties thereto upon closing of the transactions contemplated by the Contribution and Voting Agreement (the “Stockholders Agreement”) (attached hereto as Exhibit 3), the board of directors of directors of the Surviving Corporation immediately after the effective time of the Merger will consist of (a) two directors designated by the DT Trust, one of whom will generally be Mr. Troxel and the other of which will be a director that is not an affiliate of the Company, the DT Trust, Mr. Troxel or the Issuer and that is reasonably acceptable to SLP II, (b) the Chief Executive Officer of the Surviving Corporation, and (c) the remainder to be designated by SLP II and/or its permitted transferees.

Pursuant to the Restated Certificate Incorporation of Merger Sub, a form of which is an exhibit to the Contribution and Voting Agreement and which will be executed and filed with the Secretary of State of the State of Delaware prior to the closing of the Merger, one share of Series A Preferred Stock is authorized and will be issued, pursuant to the Contribution and Voting Agreement, to SLP II.  Until the occurrence of certain events specified in the Restated Certificate of Incorporation, the holder of the share of Series A Preferred Stock has the power to appoint one director (the “Series A Director”) who shall have the voting rights and powers that entitle such Series A Director to exercise one vote more than all votes entitled to be cast by all other directors at such time.

In connection with the Merger Agreement, subsequent to the Merger, the Reporting Persons intend to delist the Common Stock from the NASDAQ National Market and to deregister the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Other than the Merger Agreement and the exhibits thereto, the Contribution and Voting Agreement, the Stockholders Agreement, and the Restated Certificate of Incorporation as described above, Mr. Troxel has no contracts, arrangements, understandings or relationships (legal or otherwise) with the persons named in Item 2 of this Schedule 13D between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, inclusive, although Mr. Troxel reserves the right to develop such plans.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto), the Contribution and Voting Agreement (Exhibit 2 hereto), the Stockholders Agreement (Exhibit 3 hereto) and the Restated Certificate of Incorporation (Exhibit 4 hereto), each of which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 4 and 6 is hereby incorporated herein by reference.

(a)  Mr. Troxel may be deemed to be beneficial owner of an aggregate of 11,747,787(1) shares of SERENA common stock. Assuming that there are 41,227,379 shares of Common Stock outstanding, which the Issuer represented in the Agreement and Plan of Merger was the number of outstanding shares of Common Stock on November 9, 2005, such amount of Common Stock that may be deemed to be beneficially owned by Mr. Troxel represents approximately 28.5% of the issued and outstanding SERENA common stock.

(b)  The Contribution and Voting Agreement requires Mr. Troxel and the DT Trust, upon the terms and subject to the conditions set forth therein, to vote the Common Stock beneficially owned by them in favor of the Transactions and grants SLP II a limited proxy to vote such shares in favor of the Transactions and requires Mr. Troxel and the DT Trust to vote against any competing acquisition proposals and restricts the ability of Mr. Troxel and DT Trust to transfer any shares of Common Stock that may be deemed to be beneficially owned by him or it.  As a result of such provisions, SLP II, SLTI II and Merger Sub may be deemed to have shared voting power and shared dispositive power with respect to the such shares of Common Stock that may be deemed to be beneficially owned by Mr. Troxel and the DT Trust.  SLP II, SLTI II and Merger Sub (a) are not entitled to any rights as a stockholder of the Issuer (other than as described herein) and (b) disclaim beneficial ownership of the shares of Common Stock which are covered by the Contribution and Voting Agreement.

(1)   Includes 10,178,125 shares held by the Douglas D. Troxel Living Trust, 974,600 shares held by Troxel Investments, L.P., 125,000 shares held by Troxel Investments, LLC, 430,000 shares held by Change Happens Foundation, 38,062 shares held in Wells Fargo Exchange Fund, and 2,000 shares held by Kenneth D. Troxel Trust.

The Information set forth in response to this Item 5 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto) and the Contribution and Voting Agreement (Exhibit 2 hereto), each of which is incorporated herein by reference.

(c)  During the last 60 days, Mr. Troxel has effected the following transactions in shares of SERENA common stock:  None.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

As described in Item 4 hereof, Merger Sub has entered into the Merger Agreement (attached hereto as Exhibit 1) with the Issuer dated as of November 11, 2005, whereby, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer.  In connection with the Merger Agreement, each share of Common Stock (other than as described in Item 4) will be converted into the right to receive the Merger Consideration.

As described in Items 4 and 5 hereof, on November 11, 2005, Mr. Troxel and the DT Trust entered into the Contribution and Voting Agreement with SLP II, SLTI II and Merger Sub, whereby Mr. Troxel and the DT Trust agreed, among other things, (a) to vote the Subject Shares in favor of the Transactions and certain related matters, and has granted an irrevocable proxy to SLP II to vote the Subject Shares in favor of the Transactions and certain related matters, (b) not to make, participate in, agree to or initiate, solicit, encourage or knowingly facilitate any inquiries in connection with or the making of a competing acquisition proposal, (c) to vote the shares of Common Stock beneficially owned by them against any competing acquisition proposal, (d) not to directly or indirectly, sell, transfer, pledge, hypothecate, distribute or otherwise dispose of any shares of Common Stock beneficially owned by them, and (e) to contribute 7,518,483 shares of Common Stock held by the DT Trust to Merger Sub in exchange for 30,825,780 shares of Merger Sub Common Stock immediately prior to the effective time of the Merger (which shares of Merger Sub Common Stock will be converted into shares of common stock the Surviving Corporation at the effective time of the Merger).

As described in Item 4 hereof, the Stockholders Agreement, when executed, will provide certain rights to certain parties thereto to appoint directors of the Surviving Corporation.  The Stockholders Agreement will also provide for certain transfer restrictions and registration rights applicable to the shares of common stock of the Surviving Corporation.

In addition, the Restated Certificate of Incorporation, when executed and filed with the Secretary of State of the State of Delaware, and the certificate of incorporation of the Surviving Corporation, from and after the effective time, will provide for a share of preferred stock which will allow SLP II to appoint a director who shall have the voting rights and powers that entitle such director to exercise one vote more than all votes entitled to be cast by all other directors at such time.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Merger Agreement (Exhibit 1 hereto), the Contribution and Voting Agreement (Exhibit 2 hereto), the

Stockholders Agreement (Exhibit 3 hereto), and the Restated Certificate of Incorporation (Exhibit 4 hereto), each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1

Agreement and Plan of Merger, dated November 11, 2005, between Spyglass Merger Corp. and Serena Software, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 14, 2005).

2

Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel Living Trust, Douglas D. Troxel and Spyglass Merger Corp.

3	Form of Stockholders Agreement (Exhibit A to the Contribution and Voting Agreement).

4	Form of Restated Certificate of Incorporation (Exhibit B to the Contribution and Voting Agreement).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2005
Date
/s/ Douglas D. Troxel
Signature
Douglas D. Troxel
Name/Title

EXHIBIT	DESCRIPTION

1

Agreement and Plan of Merger, dated November 11, 2005, between Spyglass Merger Corp. and Serena Software, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 14, 2005).

2

Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel Living Trust, Douglas D. Troxel and Spyglass Merger Corp.

3	Form of Stockholders Agreement (Exhibit A to the Contribution and Voting Agreement).

4	Form of Restated Certificate of Incorporation (Exhibit B to the Contribution and Voting Agreement).